Exhibit (f)(3)

AS APPROVED

SMITH BARNEY INVESTMENT SERIES

AMENDED AND RESTATED

TRUSTEES RETIREMENT PLAN

As of January 1, 2005

A. Introduction

1. Smith Barney Investment Series (“the Trust”), a registered investment company having its principal office at 125 Broad Street, New York, New York 10004, has adopted this Amended and Restated Trustees Retirement Plan (“Plan”) for its Independent Trustees (as defined in Paragraph A.2 herein) order to recognize and reward the valued services provided by such trustees to the Trust.

2. An Independent Trustee is a trustee of the Trust who is not an officer, director or employee of SSB Citi Fund Management LLC (or any successor thereto), or any affiliated person thereof and who is listed on Exhibit A hereto.

3. The Trust (or any entity that succeeds to any of its liabilities under this Plan) is responsible for the payment of the retirement benefits, as well as all expenses of administration of this Plan, including without limitation all administrative, accounting and legal fees.

4. Except as otherwise provided herein, this Plan is separate and distinct from any other retirement plan or emeritus plan adopted by the Trust or any other investment company in the Citigroup family of funds. All rights, duties, responsibilities and obligations under this Plan shall be between the Trust and its Independent Trustees as defined herein. No other person, including any other member of the Board of Trustees of the Trust, shall participate in this Plan.

5. This Plan shall be administered by the Independent Trustees of the Trust or their designee.

B. Eligibility

1. To be eligible to receive retirement benefits under this Plan, an Independent Trustee may retire upon attaining the age of 67 and must retire as of the last day of the calendar year in which he or she attains the age of 75.

2. Subject to Paragraph B.5 below, the retirement benefit shall be based upon the total annual compensation (i.e. annual retainer and board and committee meeting fees) the retiring Independent Trustee received from the Trust in calendar year 2000 (as reflected in Exhibit A hereto).

3. Such retirement benefit shall begin at 50% of such total compensation for any Independent Trustee with five (5) years of service and shall increase by 10% for each year of service by such Independent Trustee in excess of five (5) years of service up to a maximum amount of 100% of the compensation for any Independent Trustee who has completed ten (10) or more years of service, as set forth in the following table:

Years of Service	Percentage of Compensation
Less than 5	0%
5	50%
6	60%
7	70%
8	80%
9	90%
10 or more	100%

4. Such aggregate amount of the retirement benefit will be fixed at the date of retirement and shall be payable for each of the ten (10) years commencing in the calendar year in which the Independent Trustee retires (the “Benefit Period”). Payment will be made at the end of each calendar quarter to the retired Independent Trustee in forty (40) equal installments, commencing on the first business day of the calendar quarter following the date on which the Independent Trustee retires.

5. The retirement benefit payable during a calendar quarter under this Plan shall be reduced by any amounts received by the retired Independent Trustee during such calendar quarter within the Benefit Period as compensation under the CitiFunds and Smith Barney Investment Series Amended and Restated Trustee Emeritus Plan effective as of January 1, 2001 and any amendments thereto or under any other emeritus program in which the Independent Trustees may participate hereafter (an “Emeritus Plan”). If the compensation received by a retired Independent Trustee under any Emeritus Plan during a calendar quarter within the Benefit Period exceeds the amount of the retirement benefit payable to such retired Trustee under this Plan during such calendar quarter, the retired Trustee shall receive only the compensation payable under the Emeritus Plan during such quarter and shall not receive any retirement benefit under this Plan during such quarter.

6. Notwithstanding the foregoing, any independent trustee of the Trust, as defined in the Common Sense Trust Trustees Retirement Plan as originally adopted (the “Original Plan”) or such trustee’s beneficiary or estate, which is at the time of the adoption of this Plan subject to and participating in the Original Plan, but excluding the Independent Trustees as defined herein, will continue to receive retirement benefits under the terms of the Original Plan, rather than under the terms of this Plan, except that such retirement benefits payable under the Original Plan will be administered by the Independent Trustees of the Trust, as defined herein, or their designee.

7. No retirement payment benefit may be anticipated, pledged, assigned, either in law or equity, alienated, attached, garnished, levied or subject to any other legal or equitable process. All payments under this Plan are subject to the condition that the recipient’s conduct not be inconsistent with the Code of Ethics established by the Trust and such payments may be discontinued at any time if in the sole judgment of the Independent Trustees the recipient’s conduct is inconsistent with such Code.

8. An Independent Trustee may receive retirement benefits under this Plan if he or she retires before age 67 but after five (5) years of service as an Independent Trustee of the Trust if the Independent Trustees in their sole judgment determine that as a consequence of ill health, disability or for any other reason the earlier retirement date is appropriate.

C. Lump-Sum Payments

1. Subject to the remainder of this Paragraph C.1., an Independent Trustee may elect to receive payments hereunder as a single lump sum at the date the initial installment would otherwise be made in lieu of installment payments. Any such election must be made prior to June 30, 2005 or the date of the Independent Trustee’s retirement, if earlier, shall become irrevocable as of the earlier of those dates, and shall control the form of payment, that is, installments or lump sum, of all of the Independent Trustee’s benefits whether payable on retirement or following his or her death. However, an Independent Trustee eligible for benefits under the Smith Barney/Citi/Salomon Funds Amended and Restated Trustee Retirement Plan as of January 1, 2005 (the “SBCS Plan”), even if the Independent Trustee ultimately elects to receive the benefits of this Plan in lieu of benefits under the SBCS Plan, shall not be eligible to elect to receive a lump sum payment of his or her benefits under this Plan, but instead his election under the SBCS Plan, as between a lump sum and installments, shall be taken into account under this Plan with the same effect as if it had been made under this Plan.

2. The lump sum payment shall equal the present value of the installment payments payable to the Independent Trustee, calculated according to the following formula:

Such lump sum shall equal the product of

(i) the aggregate amount of the Independent Trustee’s retirement benefits from the Trust as fixed at the date of retirement; and

(ii) the Independent Trustee’s “Present Value Factor” as determined below.

3. An Independent Trustee’s Present Value Factor shall be calculated according to the following formula:

Present Value Factor = 1/(1+i)n

where

n =	the number of years (expressed to the nearest 1/100th of a year) remaining until the date that is the midpoint between the date of the first remaining payment and the last remaining payment payable to the Independent Trustee under the Plan (the “Midpoint Date”); and

i =	the “Interest Rate” as determined below.

4. The Interest Rate shall be calculated by determining the per annum yield to maturity of a U.S. Treasury obligation maturing on or most closely prior to the Midpoint Date. Such per annum yield shall be applied as the Interest Rate for purposes of determining the Present Value Factor above.

5. Any calculation of a lump sum payment made pursuant to this Paragraph C and approved by the Independent Trustees shall be conclusive and binding on all concerned in the absence of manifest error.

D. Survivorship

1. In the event of a retired Independent Trustee’s death prior to complete distribution under this Plan, such Independent Trustee’s beneficiary designated by him or her in writing to the Trust shall receive the remaining retirement benefits of the Independent Trustee, if any. Such benefits shall be paid by the Trust to the Independent Trustee’s estate in the event the Independent Trustee survives his or her beneficiary or if no beneficiary has been designated.

2. In the event an Independent Trustee’s death occurs after five (5) years of service, the Independent Trustee’s beneficiary shall receive the amount of the applicable retirement benefit of the Independent Trustee. In the event the Independent Trustee survived the beneficiary or no beneficiary was named, the Trust shall pay the Independent Trustee’s retirement benefit to the Independent Trustee’s estate.

E. Termination of the Trust

1. In the event of a liquidation, dissolution or winding up of the Trust or distribution of all or substantially all of the Trust’s assets and property, the Trust shall pay to each Independent Trustee serving as a trustee of the Trust on the effective date of such liquidation, dissolution, winding up or distribution a lump sum amount equal to the present value (determined in accordance with Paragraph C.2. above) of the applicable retirement benefit using the effective date of such liquidation, dissolution, winding up or distribution as the date of such Independent Trustee’s termination of service, unless such Independent Trustee continues to serve on the board of a successor fund with a retirement plan at least as favorable as this Plan.

2. In the event an Independent Trustee terminates service prior to such liquidation, dissolution, winding up or distribution and such Independent Trustee (or his or her beneficiary or estate) is then receiving payment of benefits at the time of such liquidation, dissolution, winding up or distribution, the Trust shall pay to such Independent Trustee (or his or her beneficiary or estate) on the effective date of such liquidation, dissolution, winding up or distribution a lump sum amount equal to the present value (determined in accordance with Paragraph C.2. above) of the remaining retirement benefit due to such Independent Trustee (or his or her beneficiary or estate).

3. No lump sum payments shall be made pursuant to this Paragraph E. unless consistent with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If a lump sum payment cannot be paid because of such requirements, the Trustees shall make such provisions for the eventual payment of the retirement and other benefits of this Plan prior to the liquidation, dissolution or winding up of the Trust or distribution of all or substantially all of the Trust’s assets and property as they deem appropriate and consistent with such requirements.

F. No Right of Renomination

1. This Plan does not create a right for any Independent Trustee to be renominated nor is there any duty on the part of the members of the Independent Trustees or the board to renominate a person for election as a trustee.

G. Accounting

1. The contingent obligations of the Trust under this Plan shall be accounted for in accordance with generally accepted accounting principles. Upon the retirement of an Independent Trustee, the Trust at its option may purchase an annuity contract to meet its obligation in respect of the Independent Trustee.

H. Amendment or Termination of Plan

1. The Trust at any time may terminate this Plan or, from time to time, may modify or change this Plan provided, however, that the right of an Independent Trustee to receive payments under this Plan shall become fixed upon five (5) years of service and no termination, modification or change shall affect his or her rights to receive the payments to which he or she was entitled under this Plan; and provided, further, however, that no termination, modification or change may result in the benefits of this Plan ceasing to satisfy the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code.

I. No Qualified Plan; No Shareholder Approval

1. This Plan shall not be a qualified plan under Section 401 of the Internal Revenue Code and need not be submitted for approval of shareholders.

J. Approval by Board of Trustees

1. This Plan and any modification, change or termination of the Plan shall be approved by a majority of the Trustees who are not “interested persons” of the Trust or “interested persons” of any investment adviser of the Trust and who are listed on Exhibit A hereto.

K. Effective Date

1. This Plan, as amended and restated as of January 1, 2005, has been approved by the Independent Trustees and shall become effective as of January 1, 2005. As amended and restated effective as of January 1, 2005, this Plan is intended to meet the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code with respect to the payment of benefits hereunder from and after January 1, 2005 (whether accrued before or after January 1, 2005) and shall be operated, administered and interpreted consistent with such intent.

IN WITNESS WHEREOF, this Amended and Restated Trustees Retirement Plan has been executed by the undersigned effective as of January 1, 2005.

Donald M. Carlton

A. Benton Cocanougher

Stephen R. Gross

Alan G. Merten

R. Richardson Pettit

EXHIBIT A

Annual Compensation Received by

Independent Trustees of Smith Barney Investment Series

in Calendar Year 2000

Trustee	Compensation Received
Donald M. Carlton	$66,100
A. Benton Cocanougher	$71,300
Stephen R. Gross	$66,100
Alan G. Merten	$66,100
R. Richardson Pettit	$71,000

A-1